EXHIBIT 99

                        HUGHES ELECTRONICS CORPORATION

                           FINANCIAL STATEMENTS AND
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                           STATEMENT OF INCOME AND
                  AVAILABLE SEPARATE CONSOLIDATED NET INCOME
                                 (Unaudited)

                                      Three Months Ended    Nine Months Ended
                                         September  30,      September  30,
                                      ------------------   ------------------
                                       1998     1997        1998         1997
                                      ------   ------      ------       ------

                                         (Dollars in Millions Except Per
Share Amounts)
Revenues
   Product sales                     $872.8     $703.3   $2,327.5      $2,125.9
   Direct broadcast, leasing and
     other services                   640.5      555.0    1,845.8       1,307.8
                                    -------    -------    -------       -------
Total revenues                      1,513.3    1,258.3    4,173.3       3,433.7
                                    -------    -------    -------       -------
Operating costs and expenses
   Cost of products sold              659.5      550.3    1,782.4       1,711.4
   Broadcast programming and
     other costs                      284.6      243.9      800.2         598.4
   Selling, general and
     administrative expenses          390.4      261.9    1,052.2         714.0
   Depreciation and amortization      111.3       78.0      309.2         195.3
   Amortization of GM purchase
    accounting adjustments              5.3        5.3       15.9          15.9
                                    -------    -------    -------       -------
Total operating costs and expenses  1,451.1    1,139.4    3,959.9       3,235.0
                                    -------    -------    -------       -------
Operating profit                       62.2      118.9      213.4         198.7
Interest income                        20.5       10.4       88.6          18.1
Interest expense                       (3.6)     (24.4)      (9.5)        (58.1)
Other, net                            (33.4)     (17.8)    (102.8)        452.6
                                    -------   ---------  ---------     --------
Income from continuing operations
   before income taxes and
   minority interests                  45.7       87.1      189.7         611.3
Income taxes                           17.4       34.8       72.1         244.5
Minority interests in net losses
    (income) of subsidiaries            9.3       (5.1)      19.2          16.8
                                    -------    -------    -------     ---------
Income from continuing operations      37.6       47.2      136.8         383.6
(Loss) income from discontinued
   operations, net of taxes               -       (0.1)         -           1.2
                                    -------     -------  --------     ---------
Net income                             37.6       47.1      136.8         384.8
Adjustments to exclude the effect of
   GM purchase accounting adjustments   5.3        5.3       15.9          15.9
                                     -------    ------   --------     ---------
Earnings Used for Computation of
   Available Separate
   Consolidated Net Income            $42.9      $52.4     $152.7        $400.7
                                       ====       ====      =====         =====

Available Separate Consolidated Net Income
   Average number of shares of General Motors
    Class H Common Stock outstanding
    (in millions) (numerator)         105.7     102.0       105.0         101.2
   Class H dividend base (in millions)
    (denominator)                     399.9     399.9       399.9         399.9
   Available Separate Consolidated Net
    Income                            $11.4     $13.4       $40.1        $101.4
                                       ====      ====        ====         =====
Earnings Attributable to General Motors
   Class H Common Stock on a Per Share
   Basis                               $0.11     $0.13       $0.38        $1.00
Reference should be made to the Notes to Financial Statements.



                        HUGHES ELECTRONICS CORPORATION

                                BALANCE SHEET

                                                     September 30,
                                                         1998      December 31,
                     ASSETS                           (Unaudited)       1997
                                                     ------------  ------------
                                                       (Dollars in Millions)
Current Assets
  Cash and cash equivalents                           $1,509.7       $2,783.8
  Accounts and notes receivable (less allowances)      1,067.2          662.8
  Contracts in process, less advances and progress
   payments of $2.2 and $50.2                            611.8          575.6
  Inventories                                            570.7          486.4
  Prepaid expenses and other, including deferred income
   taxes of $75.6 and $93.2                              399.1          297.3
                                                      --------       --------
Total Current Assets                                   4,158.5        4,805.9
Satellites, net                                        2,843.1        2,643.4
Property, net                                            965.9          889.7
Net Investment in Sales-type Leases                      181.9          337.6
Intangible Assets, net of accumulated amortization
  of $388.2 and $318.3                                 3,587.8        2,954.8
Investments and Other Assets                           1,155.9        1,132.4
                                                     ---------      ---------
Total Assets                                         $12,893.1      $12,763.8
                                                      ========       ========

                  LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Accounts payable                                      $720.0         $472.8
  Advances on contracts                                  245.6          209.8
  Deferred revenues                                      150.3          110.6
  Notes payable                                           60.2              -
  Accrued liabilities                                    564.1          689.4
                                                       -------        -------
Total Current Liabilities                              1,740.2        1,482.6
Long-Term Debt                                           778.7          637.6
Deferred Gains on Sales and Leasebacks                   130.1          191.9
Accrued Operating Leaseback Expense                       38.8          100.2
Postretirement Benefits Other Than Pensions              156.2          154.8
Other Liabilities and Deferred Credits                   702.8          706.4
Deferred Income Taxes                                    618.7          570.8
Commitments and Contingencies
Minority Interests                                       469.0          607.8

Stockholder's Equity
  Capital stock and additional paid-in capital         8,142.7        8,322.8
  Net income retained for use in the business            143.9            7.1
   Subtotal                                            8,286.6        8,329.9
  Minimum pension liability adjustment                   (34.8)         (34.8)
  Accumulated unrealized gains on securities              11.9           21.4
  Accumulated foreign currency translation adjustments    (5.1)          (4.8)
                                                      --------      ---------
   Accumulated other comprehensive loss                  (28.0)         (18.2)
                                                      --------      ---------
Total Stockholder's Equity                             8,258.6        8,311.7
                                                     ---------      ---------
Total Liabilities and Stockholder's Equity           $12,893.1      $12,763.8
                                                      ========       ========


Reference should be made to the Notes to Financial Statements.




                        HUGHES ELECTRONICS CORPORATION

                      CONDENSED STATEMENT OF CASH FLOWS
                                 (Unaudited)

                                                         Nine Months Ended
                                                           September 30,
                                                        ------------------
                                                         1998        1997
                                                        ------      ------
                                                       (Dollars in Millions)
Cash Flows from Operating Activities
Net cash provided by continuing operations              $313.7     $315.3
Net cash used by discontinued operations                     -       (0.3)
                                                        ------     ------
     Net Cash Provided by Operating Activities           313.7      315.0
                                                        ------     ------

Cash Flows from Investing Activities
Investment in companies                                 (960.5)  (1,559.1)
Expenditures for property                               (202.7)    (140.8)
Increase in satellites                                  (526.7)    (473.2)
Early buyout of satellite under sale and leaseback      (155.5)         -
Proceeds from disposal of property                        17.6          -
Proceeds from disposal of investments                     12.4          -
Proceeds from insurance claims                           231.2          -
                                                      --------   ---------
     Net Cash Used in Investing Activities            (1,584.2)  (2,173.1)
                                                      --------   --------

Cash Flows from Financing Activities
Net increase in notes and loans payable                   60.0         -
Long-term debt borrowings                                875.3    1,759.1
Repayment of long-term debt                             (734.2)        -
Payment to General Motors for Delco post-closing
   price adjustment                                     (204.7)        -
Contributions from Parent Company                            -      518.8
                                                       -------    -------
     Net Cash (Used In) Provided by
       Financing Activities                               (3.6)   2,277.9
                                                       -------    -------

Net (decrease) increase in cash and cash equivalents  (1,274.1)     419.8
Cash and cash equivalents at beginning of the period   2,783.8        6.7
                                                       -------      -----
Cash and cash equivalents at end of the period        $1,509.7     $426.5
                                                       =======      =====


Reference should be made to the Notes to Financial Statements.



                        HUGHES ELECTRONICS CORPORATION

                        NOTES TO FINANCIAL STATEMENTS
                                 (Unaudited)

Note 1.  Basis of Presentation

   The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, all adjustments (consisting only of normal recurring items) which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. For further information, refer to the financial statements and notes thereto included in the General Motors ("GM") 1997 Annual Report on Form 10-K, as amended, the unaudited information relating to Hughes Electronics Corporation ("Hughes Electronics") filed as Exhibit 99 in GM's quarterly reports on Form 10-Q dated March 31, 1998 and June 30, 1998, and current reports on Form 8-K filed subsequent to the filing date for the GM 1997 Annual Report on Form 10-K, as amended.
   GM purchase accounting adjustments relate to GM's purchase of Hughes Electronics in 1985.
   On December 17, 1997, Hughes Electronics and GM, the parent of Hughes Electronics, completed a series of transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes Electronics and unlock stockholder value in GM. The Hughes Transactions included the tax-free spin-off of the defense electronics business ("Hughes Defense") to holders of GM $1-2/3 par value and Class H common stocks, the transfer of Delco Electronics Corporation ("Delco"), the automotive electronics business, to GM's Delphi Automotive Systems unit, and the recapitalization of GM Class H common stock into a new GM tracking stock, Class H common stock, that is linked to the remaining telecommunications and space businesses. The Hughes Transactions were followed immediately by the merger of Hughes Defense with Raytheon Company ("Raytheon"). For the periods prior to the consummation of the Hughes Transactions on December 17, 1997, Hughes Electronics, consisting of its defense electronics, automotive electronics and telecommunications and space businesses, is hereinafter referred to as former Hughes.
   In connection with the recapitalization of Hughes Electronics on December 17, 1997, the telecommunications and space businesses of former Hughes, consisting principally of its direct-to-home broadcast, satellite services, satellite systems and network systems businesses, were contributed to the recapitalized Hughes Electronics. Such telecommunications and space businesses, both before and after the recapitalization, are hereinafter referred to as Hughes. The accompanying financial statements and footnotes pertain only to Hughes and do not include balances of former Hughes related to Hughes Defense or Delco.
   Prior to the Hughes Transactions, the Hughes businesses were effectively operated as divisions of former Hughes. The 1997 financial statements include allocations of corporate expenses from former Hughes, including research and development, general management, human resources, financial, legal, tax, quality, communications, marketing, international, employee benefits and other miscellaneous services. These costs and expenses have been charged to Hughes based either on usage or using allocation methodologies primarily based upon total revenues, certain tangible assets and payroll expenses. Management believes the allocations were made on a reasonable basis; however, they may not necessarily reflect the financial position, results of operations or cash flows of Hughes on a stand-alone basis in the future. Also, the interest expense for 1997 in the Statement of Income and Available Separate Consolidated Net Income ("Statement of Income") included an allocated share of total former Hughes' interest expense.

Note 2.  Inventories

Major Classes of Inventories
                                                  September 30,  December 31,
(Dollars in Millions)                                 1998          1997
                                                      ----          ----

Productive material and supplies                     $104.1       $57.5
Work in process                                       343.1       328.5
Finished goods                                        123.5       100.4
                                                      -----       -----
   Total                                             $570.7      $486.4
                                                      =====       =====

                        HUGHES ELECTRONICS CORPORATION

                                 (Unaudited)

Note 3.  Comprehensive Income

   Hughes' total comprehensive income was as follows:

                             Three Months Ended          Nine Months Ended
                                September 30,             September  30,
                            ---------------------      --------------------
(Dollars in Millions)         1998          1997          1998         1997
                            --------      -------       --------     -------

Net income                     $37.6        $47.1        $136.8        $384.8
Other comprehensive income (loss):
  Foreign currency translation
     adjustments                 2.2         (0.8)         (0.3)         (1.6)
  Unrealized gains (losses)
     on securities:
     Unrealized holding losses  (3.4)          -           (2.4)            -
     Less: reclassification
      adjustment for losses
      (gains) included in
      net income                 0.2           -           (7.1)            -
                               -----     -------         ------       -------
      Unrealized losses
        on securities           (3.2)          -           (9.5)            -
                               -----     -------         ------       -------
     Other comprehensive loss   (1.0)       (0.8)          (9.8)         (1.6)
                               -----      ------         ------       -------
      Total comprehensive
         income                $36.6       $46.3         $127.0         $383.2
                                ====        ====          =====          =====

Note 4. Earnings Per Share Attributable to GM Class H Common Stock and Available Separate Consolidated Net Income

   Earnings per share attributable to GM Class H common stock is determined based on the relative amounts available for the payment of dividends to holders of GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).
   Amounts available for the payment of dividends on GM Class H common stock are based on the available separate consolidated net income of Hughes. The available separate consolidated net income of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from GM's acquisition of Hughes (earnings used for computation of available separate consolidated net income), multiplied by a fraction, the numerator of which is a number equal to the weighted-average number of shares of GM Class H common stock outstanding during the period (105.7 million and 102.0 million during the third quarters of 1998 and 1997, respectively) and the denominator of which was 399.9 million during the third quarters of 1998 and 1997.
   For 1997, available separate consolidated net income and earnings attributable to General Motors Class H common stock are presented on a pro forma basis. Prior to the Hughes Transactions, such amounts were calculated based on the financial performance of former Hughes. Since the 1997 financial statements relate only to the telecommunications and space businesses of former Hughes, they do not reflect the earnings attributable to the former GM Class H common stock on a historical basis. The pro forma presentation, therefore, presents the financial results which would have been achieved for 1997 relative to the GM Class H common stock based solely on the performance of the telecommunications and space businesses of former Hughes.
   Earnings per share represent basic earnings per share. There is no dilutive effect resulting from the assumed exercise of stock options, since the exercise of stock options would not affect the GM Class H dividend base (denominator) used in calculating earnings per share. As Hughes has no other common stock equivalents that may impact the calculation, diluted earnings per share is not presented.

                        HUGHES ELECTRONICS CORPORATION

                                 (Unaudited)

Note 5.  Other Postretirement Benefits

   Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities" or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

Note 6.  Acquisitions

   In May 1997, Hughes and PanAmSat, a leading provider of international satellite services, merged their respective satellite service operations into a new publicly-held company, which retained the name PanAmSat. Hughes contributed its Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. PanAmSat stockholders received a 28.5% interest in the new company and $1.5 billion in cash.

   For accounting purposes, the merger was treated by Hughes as an acquisition of 71.5% of PanAmSat and was accounted for using the purchase method.
Accordingly, the purchase price was allocated to the net assets acquired, including intangible assets, based on estimated fair values at the date of acquisition. The purchase price exceeded the fair value of net assets acquired by $2.4 billion. In addition, the merger was treated as a partial sale of the Galaxy business by Hughes and resulted in a one-time pre-tax gain of $489.7 million ($318.3 million after-tax).

   In May 1998, Hughes purchased an additional 9.5% interest in PanAmSat for $851.4 million in cash, increasing Hughes' ownership interest from 71.5% to 81.0%.

   In October 1998, Hughes purchased an additional 10% interest in Galaxy Latin America from MVS Multivision, increasing its ownership to 70%. Hughes also agreed to acquire an additional ownership interest in Grupo Galaxy Mexicana ("GGM"), pending regulatory approval in Mexico. GGM offers Direct-To-Home Broadcast service in Mexico.

Note 7.  Hughes Transactions

   In connection with the Hughes Transactions and the resulting Delco post-closing price adjustment, Hughes made a cash payment to GM in June of 1998 for $204.7 million. The payment was treated as an adjustment to additional paid-in capital.

Note 8.  Discontinued Operations

   On December 15, 1997, Hughes sold substantially all of the assets and liabilities of the Hughes Avicom International, Inc. ("Hughes Avicom") business to Rockwell Collins, Inc. for cash. Hughes Avicom is a supplier of products and services to the commercial airline market. The 1997 net operating results of Hughes Avicom have been reported, net of applicable income taxes, as "Income from discontinued operations, net of taxes" and the net cash flows as "Net cash used by discontinued operations."


                        HUGHES ELECTRONICS CORPORATION

                   NOTES TO FINANCIAL STATEMENTS--Continued
                                 (Unaudited)

Note 9.  Segment Reporting

     The following presents selected information regarding Hughes' operating segments:

Operating Segments:

                 Direct-To-
                 Home      Satellite Satellite  Network
                 Broadcast Services  Systems    Systems   Other  Elims.   Total
-------------------------------------------------------------------------------

(Dollars in Millions)
For the Three Months Ended:

September 30, 1998
External Revenues  $458.0  $152.0     $659.5    $240.4    $3.4      -   $1,513.3
Intersegment
  Revenues            1.1    34.5       29.4      27.3     -     $(92.3)      -
-------------------------------------------------------------------------------
Total Revenues     $459.1  $186.5     $688.9    $267.7    $3.4   $(92.3)$1,513.3
--------------------------------------------------------------------------------
Operating (Loss)
   Profit(1)       $(61.8)  $78.2      $63.8     $16.9  $(14.8)  $(20.1)   $62.2
--------------------------------------------------------------------------------

September 30, 1997
External Revenues  $343.7  $146.5     $541.1    $215.6   $11.4      -   $1,258.3
Intersegment
  Revenues             -     23.8       63.2       0.4     0.5   $(87.9)      -
-------------------------------------------------------------------------------
Total Revenues     $343.7  $170.3     $604.3    $216.0   $11.9   $(87.9)$1,258.3
--------------------------------------------------------------------------------
Operating (Loss)
   Profit(1)       $(43.3)  $70.8      $53.1     $22.4   $23.6   $ (7.7)  $118.9
--------------------------------------------------------------------------------


For the Nine Months Ended:

September 30, 1998
External Revenues$1,247.4  $480.7   $1,806.2    $626.5   $12.5      -   $4,173.3
Intersegment
  Revenues            1.1    89.9      181.8      47.6     0.9  $(321.3)      -
-------------------------------------------------------------------------------
Total Revenues   $1,248.5  $570.6   $1,988.0    $674.1   $13.4  $(321.3)$4,173.3
--------------------------------------------------------------------------------
Operating (Loss)
   Profit(1)      $(133.6) $236.7     $178.9    $(20.2) $(26.2)  $(22.2)  $213.4
--------------------------------------------------------------------------------

September 30, 1997
External Revenues  $861.0  $362.3   $1,605.7    $608.9   $(4.2)     -   $3,433.7
Intersegment
  Revenues             -     69.7      142.4       0.5     1.6  $(214.2)      -
-------------------------------------------------------------------------------
Total Revenues     $861.0  $432.0   $1,748.1    $609.4   $(2.6) $(214.2)$3,433.7
--------------------------------------------------------------------------------
Operating (Loss)
   Profit(1)      $(158.7) $200.4     $159.7      $6.1   $(6.4)   $(2.4)  $198.7
--------------------------------------------------------------------------------

 (1) Includes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes amounting to $0.9 million in each of the three month periods and $2.5 million in each of the nine months periods for the Satellite Services segment and $4.4 million in each of the three month periods and $13.4 million in each of the nine month periods for Other.

   A reconciliation of operating profit to income from continuing operations before income taxes and minority interests, as shown in the Statement of Income, follows:

                                       Three Months Ended   Nine Months Ended
                                          September 30,       September  30,
(Dollars in Millions)                  1998         1997     1998        1997
                                       ----         ----     ----        ----

Operating profit                      $62.2      $118.9    $213.4      $198.7
Interest income                        20.5        10.4      88.6        18.1
Interest expense                       (3.6)      (24.4)     (9.5)      (58.1)
Other, net                            (33.4)      (17.8)   (102.8)      452.6
                                      ------      ------    ------      -----
Income from continuing operations
   before income taxes and
   minority interests                 $45.7       $87.1    $189.7       $611.3
                                       ====        ====     =====        =====

                        HUGHES ELECTRONICS CORPORATION

                   NOTES TO FINANCIAL STATEMENTS--Concluded
                                 (Unaudited)

Note 10.  Contingencies

   In connection with the 1997 spin-off of Hughes Defense and its subsequent merger with Raytheon, a process was agreed to among General Motors, Hughes and Raytheon for resolving disputes that might arise in connection with post-closing adjustments called for by the terms of the merger agreement. Such adjustments might call for a cash payment between Hughes and Raytheon. A dispute currently exists regarding the post-closing adjustments which Hughes and Raytheon have proposed to one another. If the dispute is not resolved by negotiation, the parties will proceed to an agreed upon form of binding arbitration, under which either party may be required by arbitration to make a payment to the other. It is possible that Hughes may be required by arbitration to make a payment to Raytheon that would be material to Hughes. However, the amount of payment that might be required of either party is not determinable at this time. Hughes intends to vigorously oppose the adjustments Raytheon seeks.
   Hughes has maintained a suit against the U.S. Government since September 1973 regarding the Government's infringement and use of a Hughes patent (the
"Williams Patent") covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites. On April 7, 1998, the Court of Appeals for the Federal Circuit ("CAFC") reaffirmed earlier decisions in the Williams case and the award of $114.0 million in damages. The CAFC ruled that the conclusions previously reached in the Williams case were consistent with the U.S. Supreme Court's findings in the Warner-Jenkinson case. The U.S. Government petitioned the CAFC for a rehearing and was denied and is presently considering a further appeal to the U.S. Supreme Court. Hughes is unable to estimate the duration of any further appeal effort by the U.S. Government. While no amount has been recorded in the financial statements of Hughes to reflect the $114.0 million award or the interest accumulating thereon, a resolution of this issue could result in a gain that would be material to the earnings of GM attributable to Class H common stock.
   Hughes has reached an agreement with the Internal Revenue Service regarding a claim for refund of Federal income taxes for the years 1983, 1984 and 1985. The agreement requires approval by the Joint Committee on Taxation before the refund claim becomes final. If the agreement is approved, a favorable adjustment to Hughes' tax provision would occur which would be material to the earnings of GM attributable to Class H common stock.

                        HUGHES ELECTRONICS CORPORATION

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following management's discussion and analysis should be read in conjunction with the Hughes Electronics Corporation management's discussion and analysis included in the General Motors ("GM") 1997 Annual Report to the Securities and Exchange Commission on Form 10-K, as amended, the management's discussion and analysis relating to Hughes Electronics Corporation included in
Exhibit 99 to GM's quarterly reports on Form 10-Q dated March 31, 1998 and June 30, 1998, and current reports on Form 8-K filed subsequent to the filing date for GM's 1997 Form 10-K, as amended. In addition, the following discussion excludes purchase accounting adjustments related to GM's acquisition of Hughes Electronics Corporation (see Supplemental Data beginning on page 47).
   Statements made concerning expected financial performance, ongoing financial performance strategies, and possible future action which Hughes (as defined below) intends to pursue to achieve strategic objectives for each of its four principal business segments constitute forward-looking information. The
implementation   of  these  strategies  and  of  such  future  actions  and  the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors, and, accordingly, no assurance can be given that Hughes will be able to successfully accomplish its strategic objectives or achieve such financial performance. The principal important risk factors which could cause actual performance and future actions to differ materially from forward-looking statements made herein include economic conditions, product demand and market acceptance, government action, competition, ability to achieve cost reductions, technological risk, ability to deal with the Year 2000 issue, interruptions to production attributable to causes outside of Hughes' control, the success of satellite launches, in-orbit performance of satellites and Hughes' ability to access capital to maintain its financial flexibility.

General
   On December 17, 1997, Hughes Electronics Corporation ("Hughes Electronics") and GM, the parent of Hughes Electronics, completed a series of transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes Electronics and unlock stockholder value in GM. The Hughes Transactions included the tax-free spin-off of the defense electronics business ("Hughes Defense") to holders of GM $1-2/3 par value and Class H common stocks, the transfer of Delco Electronics Corporation ("Delco"), the automotive electronics business, to GM's Delphi Automotive Systems unit, and the recapitalization of GM Class H common stock into a new GM tracking stock, GM Class H common stock, that is linked to the remaining telecommunications and space businesses. The Hughes Transactions were followed immediately by the merger of Hughes Defense with Raytheon Company ("Raytheon"). For the periods prior to the consummation of the Hughes Transactions on December 17, 1997, Hughes Electronics, consisting of its defense electronics, automotive electronics, and telecommunications and space businesses, is hereinafter referred to as former Hughes.
   In connection with the recapitalization of Hughes Electronics on December 17, 1997, the telecommunications and space businesses of former Hughes, consisting principally of its direct-to-home broadcast, satellite services, satellite systems and network systems businesses, were contributed to the recapitalized Hughes Electronics. Such telecommunications and space businesses, both before and after the recapitalization, is hereinafter referred to as Hughes. The following discussion and accompanying financial statements pertain only to Hughes and do not pertain to balances of former Hughes related to Hughes Defense or Delco.
   During 1998, four Hughes-built satellites have experienced the failure of a primary spacecraft control processor (SCP). With the exception of the Galaxy IV satellite, operated by PanAmSat, control of the satellites was automatically switched to the spare SCP and the spacecraft are operating normally. The spare SCP on the Galaxy IV satellite had also failed, however, resulting in the loss of the satellite.
   An extensive investigation by Hughes revealed that electrical shorts involving tin-plated relay switches are the most likely cause of the primary SCP failures. It appears the most probable cause of the electrical shorts is that under certain conditions, a tiny, crystalline structure, less than the width of a human hair, can grow and bridge a relay terminal to its case. Although there exists the possibility of failure of other currently operating SCP's, Hughes believes the probability of a primary and spare SCP failing in one in-orbit HS-601 satellite is very low. Hughes is confident that the phenomenon will not be repeated on satellites currently being built and those ready for launch. The failure of the second SCP on Galaxy IV appears to be unrelated and is being treated as an isolated anomaly.








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                         HUGHES ELECTRONICS CORPORATION

   Battery anomalies have occurred on two other Hughes-built PanAmSat satellites. In both cases, battery cells have failed resulting in the need to shut-off a number of transponders for a brief time during twice-yearly eclipse periods. To date, the impact on customers has been minimal. There can be no assurance, however, that service to all full-time customers will not be interrupted for brief periods during future eclipse periods or that additional battery cell failures will not occur in the future. Such future service interruptions, depending on their extent, could result in a claim by affected customers for termination of their transponder agreements. PanAmSat is developing solutions for its customers that may include transition of certain services to other PanAmSat satellites or the launch of replacement satellites.

Results of Operations

Three Months Ended September 30, 1998 Compared to Three Months Ended
September 30, 1997
   Revenues. Third quarter 1998 revenues increased 20.3% to $1,513.3 million compared with $1,258.3 million in the third quarter of 1997. The increase reflects continued record subscriber growth in the Direct-To-Home Broadcast segment, increased sales of commercial satellites in the Satellite Systems segment and increased sales of DIRECTV receiver equipment in the Network Systems segment.
   Direct-To-Home Broadcast segment third quarter 1998 revenues increased 33.6% to $459.1 million from $343.7 million in the third quarter of 1997. The increase resulted from continued strong subscriber growth, strong average monthly revenue per subscriber and low subscriber churn rates. Domestic DIRECTV propelled this growth with quarterly revenues of $408 million, a 37% increase over last year's third quarter revenues of $298 million. With 303,000 net new subscribers in the third quarter, total DIRECTV(R) subscribers grew to 4,058,000 in the United States as of September 30, 1998. Hughes' Latin American DIRECTV subsidiary, Galaxy Latin America ("GLA"), had third quarter revenues of $37 million compared with $22 million in the third quarter of 1997. With the addition of 36,000 net new subscribers in the third quarter, cumulative DIRECTV subscribers in Latin America were 423,000 as of September 30, 1998. In addition, DIRECTV Japan had a total of 181,900 subscribers by the end of the third quarter.
   The Satellite Services segment third quarter 1998 revenues were up 9.5% to $186.5 million compared with $170.3 million in the prior year. Overall revenue from video services increased by 4% to $135.8 million, primarily due to increased operating lease revenues from the commencement of service agreements for full-time video distribution, as well as short-term special events. Telecommunications services revenue increased by 16% to $40.7 million in the third quarter, in large part due to the growth in data and Internet-related service agreements.
   For the third quarter of 1998, revenues for the Satellite Systems segment increased 14.0% to $688.9 million from revenues of $604.3 million for the same period in 1997. The increase in revenue was principally due to higher commercial satellite sales to customers such as Thuraya Satellite Telecommunications Company, ICO Global Communications and American Mobile
Radio Corporation.
   Third quarter revenues for the Network Systems segment were $267.7 million compared with $216.0 million in the same period last year, an increase of 23.9%. The increase in revenues was primarily due to increased sales of DIRECTV receiver equipment, which more than offset lower international sales of private business networks.
   Operating Profit. Operating profit in the quarter was $67.5 million compared to $124.2 million in the third quarter of 1997. Third quarter operating profit margin on the same basis decreased to 4.5% in 1998 from 9.9% in 1997. The decrease in operating profit and operating profit margin resulted primarily from an expected increase in operating losses in the Direct-To-Home Broadcast segment and other increased expenses, including pension expense.
   The Direct-To-Home Broadcast segment operating loss for the third quarter of 1998 was $61.8 million compared with an operating loss of $43.3 million in the third quarter of 1997. The larger operating loss in 1998 was principally due to expected higher sales and marketing expenditures that more than offset increased subscriber revenues. The third quarter 1998 operating loss for the domestic DIRECTV business was $31 million compared with $15 million for last year, and GLA's third operating loss was $30 million compared with $26 million last year.












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



                         HUGHES ELECTRONICS CORPORATION

   With respect to the worldwide DIRECTV businesses, particularly in the United States, Hughes has implemented a number of strategic initiatives designed to expand its market share and enhance its competitive position. These include new distribution channels, expanded services, broader programming and marketing and other promotional strategies designed to address "barriers to entry" identified by consumers. The implementation of such strategies increased subscriber acquisition costs and, as a result, is likely to affect the timing and amount of revenues and the overall profitability of the DIRECTV businesses. However, Hughes believes that early capture of market share and the establishment of market leadership are important to the maximization of the long-term value of the DIRECTV businesses.
   The Satellite Services segment operating profit in the third quarter rose 10.3% to $79.1 million from $71.7 million in 1997, resulting from the increased video and telecommunications services revenue noted above. Operating profit margin in the quarter increased slightly to 42.4% from 42.1% in the same period of last year. In August 1998, Galaxy X, a PanAmSat satellite, was destroyed as a result of the launch failure of a Boeing Delta III rocket. Galaxy X was fully insured.
   For the third quarter 1998, operating profit for the Satellite Systems segment increased 20.2% to $63.8 million from $53.1 million in the prior year. The increase in operating profit was principally due to the higher commercial satellite sales noted above. Operating profit margin in the quarter increased to 9.3% from 8.8% last year, resulting from increased commercial satellite sales in the current period.
   The Network Systems segment operating profit in the third quarter of 1998 was $16.9 million compared with an operating profit of $22.4 million in the third quarter of 1997. Third quarter operating profit margin declined to 6.3% compared with 10.4% in the same period last year. The decline in operating profit and margin in the third quarter of 1998 was primarily due to lower international sales of private business networks.
   Costs and Expenses. Selling, general and administrative expenses increased to $390.4 million in the third quarter of 1998 from $261.9 million in the same period of 1997. The increase resulted primarily from increased programming, marketing and subscriber acquisition costs in the Direct-To-Home Broadcast segment and increased general and administrative expenditures in the Network Systems segment. The increase in depreciation and amortization expenses to $111.3 million in the third quarter of 1998 from $78.0 million in the same period of 1997 resulted from increased capital expenditures in the Direct-To-Home Broadcast and Satellite Services segments since September 1997, and amortization of goodwill for the additional 9.5% interest in PanAmSat.
   Interest Income and Expense. Interest income increased to $20.5 million in the third quarter of 1998 compared with $10.4 million in the third quarter of 1997. The increase was due to the higher level of cash and cash equivalents resulting from the Hughes Transactions. Interest expense decreased $20.8 million in the third quarter of 1998 from the same period in 1997 due to the repayment of debt in conjunction with the Hughes Transactions.
   Other, net. The third quarter 1998 amount primarily relates to losses from unconsolidated subsidiaries of $28.1 million compared with $11.2 million of losses from unconsolidated subsidiaries in the third quarter of 1997.
   Income Taxes. The effective income tax rate was 34.1% in the third quarter of 1998 and 37.7% in the third quarter of 1997. The decrease in the effective tax rate resulted from Hughes increasing its ownership in PanAmSat in the second quarter of 1998. As a result of Hughes' increased ownership in PanAmSat, Hughes now benefits from the inclusion of PanAmSat in the Hughes consolidated tax return.
   Discontinued Operations. On December 15, 1997, Hughes sold substantially al of the assets and liabilities of the Hughes Avicom International, Inc.
("Hughes Avicom") business to Rockwell Collins, Inc. for cash. As a result, Hughes Avicom is treated as a discontinued operation for 1997.
   Net Earnings. 1998 third quarter earnings decreased to $42.9 million compared with last year's $52.4 million. Earnings per share decreased to $0.11 per share versus pro forma earnings per share of $0.13 in 1997. See Note 4 to the financial statements for further discussion regarding pro forma presentation.

Nine Months Ended September 30, 1998 Compared to Nine Months Ended September
30, 1997
   Revenues. For the first nine months of 1998, revenues increased 21.5 % to $4,173.3 million compared with $3,433.7 million in the first nine months of 1997. This increase was primarily the result of record DIRECTV subscriber growth in the Direct-To-Home Broadcast segment, the PanAmSat merger and increased operating lease revenues for video, data and Internet-related services in the Satellite Services segment, increased commercial satellite sales in the Satellite Systems segment and higher DIRECTV equipment sales in the Network Systems segment.








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



                        HUGHES ELECTRONICS CORPORATION

   Direct-To-Home Broadcast segment revenues for the first nine months of 1998 increased 45.0% to $1,248.5 million from $861.0 million for the same period in 1997. The increase resulted from continued strong subscriber growth and average monthly revenue per subscriber, as well as low subscriber churn rates.
   For the first nine months of 1998, the Satellite Services segment revenues increased 32.1% to $570.6 million from $432.0 million for the same period in 1997. The increase in revenues was primarily due to the May 1997 PanAmSat merger, increased operating lease revenues from the commencement of service agreements for full-time video distribution, as well as short-term special events and increased growth in data and Internet-related service agreements.
   Revenues for the first nine months of 1998 for the Satellite Systems segment were $1,988.0 million compared to $1,748.1 million for the same period in 1997. The 13.7% increase resulted principally from higher commercial satellite sales to customers such as Thuraya Satellite Telecommunications Company, ICO Global Communications and American Mobile
Radio Corporation.
   Network Systems segment revenues for the first nine months of 1998 increased 10.6% to $674.1 million from $609.4 million for the first nine months of 1997. The increase in revenues resulted from the growth in sales of DIRECTV receiver equipment and the increased sales of private business networks and satellite-based mobile telephony equipment offset by lower international sales.
   Operating Profit. Driven by the above noted revenue growth, operating profit for the first nine months of 1998 grew to $229.3 million versus $214.6 million in 1997, an increase of 6.8%. The increase in operating profit for the first nine months of 1998 resulted primarily from increased commercial satellite sales in the Satellite Systems segment and continued strong performance in the Satellite Services segment, primarily from the PanAmSat merger. These increases were offset by higher sales and marketing expense in the Direct-To-Home Broadcast segment, a provision for losses in the Network Systems segment and higher other expenses. Operating profit margin on the same basis decreased to 5.5% compared with 6.2% in the first nine months of 1997. The decline in operating profit margin for the first nine months of 1998 was principally due to expected higher DIRECTV sales and marketing expenditures, a provision for estimated losses related to the bankruptcy filing by a Network Systems segment customer, goodwill amortization associated with the May 1997 PanAmSat merger and a subsequent additional investment in PanAmSat by Hughes in May 1998 and other increased expenses, including pension expense.
   The Direct-To-Home Broadcast segment operating loss for the first nine months of 1998 was $133.6 million compared with an operating loss of $158.7 million for first nine months of 1997. The lower operating loss in 1998 was principally due to increased subscriber revenues that more than offset higher sales and marketing expenditures.
   Resulting from the noted increased revenues, the Satellite Services segment operating profit for the first nine months of 1998 increased 17.9% to $239.2 million from $202.9 million for the first nine months of 1997. Operating profit margin in the period declined to 41.9% from 47.0% in the same period last year primarily from increased goodwill amortization associated with the PanAmSat merger, a provision for losses relating to the May 1998 failure of PanAmSat's Galaxy IV satellite and increased depreciation expense resulting from increased capital expenditures by PanAmSat.
   For the first nine months of 1998, operating profit for the Satellite Systems segment increased 12.0% to $178.9 million from $159.7 million. The increased operating profit was principally due to the higher commercial satellite sales noted above. Operating profit margin in the first nine months of 1998 declined slightly to 9.0% from 9.1% in the prior year.
   The Network Systems segment operating loss in the first nine months of 1998 was $20.2 million compared with an operating income of $6.1 million in the first nine months of 1997. The operating loss was primarily due to a $26 million provision for estimated losses associated with the bankruptcy filing by a customer.
   Cost and Expenses. Selling, general and administrative expenses increased to $1,052.2 million from $714.0 million in the same period of 1997. The increase in these expenses resulted primarily from increased programming, marketing and subscriber acquisition costs in the Direct-To-Home Broadcast segment and increased expenditures to support the growth in the remaining business segments. Depreciation and amortization expenses increased to $309.2 million in the first nine months of 1998 from $195.3 million for the same period in 1997. The increase in depreciation and amortization expenses resulted from increased capital expenditures in the Direct-To-Home Broadcast and Satellite Services segments since September 1997, and amortization of goodwill related to the May 1997 PanAmSat merger as well as the purchase of an additional 9.5% interest in PanAmSat in May 1998.







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                        HUGHES ELECTRONICS CORPORATION

   Interest Income and Expense. Interest income increased to $88.6 million in the first nine months of 1998 from $18.1 million in the first nine months of 1997. The increase was due to the higher level of cash and cash equivalents resulting from the Hughes Transactions. Interest expense decreased $ 48.6 million in the first nine months of 1998 from the same period in 1997 due to the repayment of debt in conjunction with the Hughes Transactions.
   Other, net. Other, net for the first nine months of 1998 relates primarily to losses from unconsolidated subsidiaries of $79.0 million, attributable principally to equity investments, and a provision for estimated losses associated with bankruptcy filings by two customers. The amount for the first nine months of 1997 includes the $489.7 million pre-tax gain recognized in connection with the May 1997 PanAmSat merger offset by losses from unconsolidated subsidiaries of $31.5 million.
   Income Taxes. The effective income tax rate was 35.1% in the first nine months of 1998 and 39.0% in the first nine months of 1997. The decrease in the effective tax rate resulted from Hughes increasing its ownership of PanAmSat in the second quarter of 1998. As a result of Hughes' increased ownership in PanAmSat, Hughes now benefits from the inclusion of PanAmSat in the Hughes consolidated tax return.
   Net Earnings. Earnings for the first nine months of 1998 increased to $152.7 million compared with last year's $82.4 million, which excludes the $318.3 million after-tax gain ($0.80 per share) recognized in connection with the May 1997 PanAmSat merger. Earnings per share on the same basis increased to $0.38 per share versus pro forma earnings per share of $0.20 in 1997. Including the gain associated with the PanAmSat merger, for the first nine months of 1997, earnings and pro forma earnings per share were $400.7 million and $1.00, respectively. See Note 4 to the financial statements for further discussion regarding pro forma presentation.

Liquidity and Capital Resources
   Cash and Cash Equivalents. Cash and cash equivalents were $1,509.7 million at September 30, 1998 compared to $2,783.8 million at December 31, 1997. The $1,274.1 million decrease was primarily due to the purchase of an additional 9.5% interest in PanAmSat, expenditures for PanAmSat satellites and cash paid to General Motors for the Delco post-closing price adjustment, offset in part by proceeds from insurance claims from the loss of the Galaxy IV and Galaxy X satellites.
   Cash provided by operating activities for the nine months ended September 30, 1998 was $313.7 million, compared to $315.0 million of cash provided by operating activities for the same period in 1997.
   Net cash used in investing activities was $1,584.2 million for the nine months ended September 30, 1998 and $2,173.1 million for the same period in 1997. The 1998 investing activities reflect the purchase of an additional 9.5% interest in PanAmSat, proceeds from insurance claims related to the loss of the Galaxy IV and Galaxy X satellites, an increase in satellite expenditures and the early buyout of satellite sale-leasebacks at PanAmSat. The 1997 investing activities reflect the PanAmSat merger in May 1997.
   Net cash used in financing activities was $3.6 million for the nine months ended September 30, 1998 compared with net cash provided by financing activities of $2,277.9 million for same period in 1997. The 1998 financing activities reflect  PanAmSat's  net  borrowings  of $200.0  million,  offset by the  $204.7 million payment to GM for the Delco post-closing price adjustment. The 1997 financing activities resulted from former Hughes contributing $518.8 million to Hughes and Hughes borrowing $1,725.0 million from GM for the PanAmSat merger.
   Liquidity Measurement. As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) at September 30, 1998 and December 31, 1997 was 2.39 and 3.24, respectively. Current assets decreased by $647.4 million to $4,158.5 million at September 30, 1998 from $4,805.9 million at December 31, 1997, resulting primarily from the decrease in cash, noted above, offset by an increase in accounts and notes receivable.
   Dividend Policy and Use of Cash. The GM Board has decided that at this time no cash dividends will be paid by Hughes to GM or by GM to holders of GM Class H common stock to allow the earnings of Hughes to be retained for investment in its business. Significant cash requirements in the next year related to capital expenditures for property and equipment, including satellites, and equity investments are expected to be funded from a combination of existing cash balances, amounts available under existing credit facilities and additional borrowings, if necessary. Also, although Hughes may be required to make a cash payment to or receive a cash payment from Raytheon for a post-closing purchase price adjustment in connection with the merger of Hughes Defense and Raytheon, the amount of a cash payment to or from Raytheon, if any, is not determinable at this time. (See further discussion in Note 10).
   Debt and Credit Facilities. In January 1998, PanAmSat borrowed $125.0 million under their five-year revolving credit facility, principally for the purpose of exercising an early buyout option on a satellite sale-leaseback agreement. Also in January 1998, PanAmSat completed a private placement debt offering for five, seven, ten and thirty year notes aggregating $750.0 million, the proceeds of which were used to repay outstanding bank borrowings of $725.0 million, which included the $125.0 million of borrowings noted above.

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                        HUGHES ELECTRONICS CORPORATION

   PanAmSat maintains a $500 million five-year revolving credit facility, which provides for short-term and long-term borrowings, and a $500 million commercial paper program, which provides for short-term borrowings. Borrowings under the credit facility and commercial paper program are limited to $500 million in the aggregate. There were $60.0 million of short-term borrowings against the commercial paper program at September 30, 1998, principally for the purpose of exercising an early buyout option on satellite sale-leaseback agreements.
   In addition, Hughes maintains two unsecured revolving credit facilities, consisting of a $750 million multi-year facility and a $250 million 364-day facility. There were no borrowings against the credit facilities at September 30, 1998.
   Hughes believes that existing cash balances, amounts available under its existing credit facilities and additional borrowings, if necessary, will provide sufficient resources to meet currently identified working capital requirements, satellite construction, debt service and other cash needs.

Year 2000

   Many computer technologies made or used by Hughes throughout its business have the potential for operational problems if they lack the ability to handle the transition to the Year 2000. Computer technologies include both information technology (IT) in the form of hardware and software, as well as non-information technology (Non-IT) which include embedded technology such as microprocessors.
   Because of the potential disruption that this issue could cause to Hughes and its customers, a comprehensive, company wide, Year 2000 program was initiated in 1996 to identify and remediate potential Year 2000 problems. The Year 2000 program addresses both IT and Non-IT systems, related to internal systems and Hughes' products and services.
   Hughes' Year 2000 program is being implemented in seven phases:
      1) Awareness - establish project teams made up of project leaders from each Hughes operating company, assign responsibilities and establish awareness of the Year 2000 issues. The awareness phase has been completed.
      2) Inventory - identify all systems within Hughes, determine if they are critical and identify responsible personnel for compliance. The inventory phase is substantially complete. Many of Hughes' systems are already Year 2000 compliant, or had already been scheduled for replacement as part of Hughes' ongoing systems plans.
      3) Assessment - categorize all systems and determine activities that are required to achieve compliance, including contacting and assessing the Year 2000 readiness of material third party vendors and suppliers of hardware and software. The assessment phase is substantially complete. All critical systems have been identified in this phase and are the primary focus of the project teams. Critical systems were identified requiring remediation, including satellite control and communication software, broadcast systems, and other systems utilized in customer service/billing systems, engineering and manufacturing operations. Hughes' in-orbit satellites do not have date dependent processing.
      4) Remediation - modify, repair and replace categorized systems. Remediation has begun on many systems and is targeted for completion by the second quarter of 1999.
      5) Testing - test remediated systems to assure normal function when placed in their original operating environment and further test for Year 2000 compliance. Overall testing is completed at approximately the same time as remediation due to the overlap of the remediation and testing phases. Testing is currently underway and is expected to be a primary focus of the project teams over the next several quarters. Hughes expects to complete this phase shortly after the remediation phase, with on-going review and follow-up.
      6) Implementation - once a remediated system and its interfaces have been successfully tested, the system will be put into its operating environment. A number of remediated systems have already been put back into operations. The majority of remediated systems will be put into operations as testing is completed over the next several quarters.
      7) Contingency Planning - development and execution of plans that narrow the focus on specific areas of significant concern and concentrate resources to address them. All Year 2000 critical systems are expected to be Year 2000 compliant in a reasonably timely manner. However, Hughes is planning to develop contingency plans to address the risk of any system not being Year 2000 compliant and expects to complete such plans by the end of the second quarter of 1999. Hughes currently believes that the most reasonably likely worst case scenario is a temporary loss of functionality in satellite control and communication software. Contingency plans are being developed for this unlikely event and would result in slightly higher operating costs until any remaining Year 2000 problems are corrected.

                        HUGHES ELECTRONICS CORPORATION

   Hughes is utilizing both internal and external resources for the remediation and testing of its systems that are undergoing Year 2000 modification. Hughes' Year 2000 program is currently on schedule. Hughes has incurred and expensed approximately $2.0 million through 1997 and approximately $4.5 million during the first nine months of 1998, related to the assessment of, and on-going efforts in connection with, its Year 2000 program. Future spending for system remediation and testing are currently estimated to be from $12 million to $19 million, with the majority of the expense expected to be incurred during the last quarter of 1998 and early 1999. Each Hughes operating company is funding their respective Year 2000 efforts with existing IT budgets and current and future operating cash flows. Hughes is currently substantially on target with respect to its Year 2000 budget.
   Hughes has initiated communications and is working with its suppliers and other third parties in order to assess and reduce the risk that Hughes' operations could be adversely affected by the failure of these third parties to adequately address the Year 2000 issue. A large number of Hughes' third parties' systems are currently expected to be Year 2000 compliant. For those third party systems which are not yet Year 2000 compliant, Hughes will continue to identify action plans or alternatives to meet Hughes' requirements.
   In view of the foregoing, Hughes does not currently anticipate that it will experience a significant disruption of its business as a result of the Year 2000 issue. However, there is still uncertainty about the broader scope of the Year 2000 issue as it may affect Hughes and third parties that are critical to Hughes' operations. For example, lack of readiness by electrical and water utilities, financial institutions, governmental agencies or other providers of general infrastructure could pose significant impediments to Hughes' ability to carry on its normal operations. If the modifications and conversions required to make Hughes Year 2000 ready are not made or are not completed on a timely basis and in the event that Hughes is unable to implement adequate contingency plans in the event that problems are encountered internally or externally by third parties, the resulting problems could have a material adverse effect on Hughes' results of operations and financial condition.

Supplemental Data
   The financial statements reflect the application of purchase accounting adjustments as previously discussed. However, as provided in GM's Restated Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of the intangible assets associated with GM's purchase of Hughes amounted to $5.3 million for the third quarters of 1998 and 1997 and $15.9 million for the nine months ended September 30, 1998 and 1997. Such amounts are excluded from the earnings available for the payment of dividends on GM Class H common stock and are charged against earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes were $431.7 million at September 30, 1998 and $447.6 million at December 31, 1997.
   In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to GM's acquisition of Hughes. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.



                        HUGHES ELECTRONICS CORPORATION

                 Unaudited Summary Pro Forma Financial Data*

                   Pro Forma Condensed Statement of Income


                                      Three Months Ended     Nine Months Ended
                                         September 30,         September 30,
                                      ------------------     -----------------
                                       1998       1997        1998      1997
                                      ------    --------    -------   --------
                                 (Dollars in Millions Except Per Share Amounts)


Total revenues                      $1,513.3   $1,258.3    $4,173.3  $3,433.7
Total operating costs and expenses   1,445.8    1,134.1     3,944.0   3,219.1
                                     -------    -------     -------   -------
Operating profit                        67.5      124.2       229.3     214.6
Non-operating (loss) income            (16.5)     (31.8)      (23.7)    412.6
Income taxes                            17.4       34.8        72.1     244.5
Minority interests in net losses
  (income)of subsidiaries                9.3       (5.1)       19.2      16.8
(Loss) income from discontinued
  operations                               -       (0.1)         -        1.2

Earnings Used for Computation of
  Available Separate
  Consolidated Net Income              $42.9      $52.4      $152.7    $400.7
                                        ====       ====       =====     =====

Earnings Attributable to
   General Motors Class H
   Common Stock on a Per Share Basis   $0.11      $0.13       $0.38     $1.00
                                        ====       ====        ====      ====


                      Pro Forma Condensed Balance Sheet


                                                  September 30,  December 31,
                 Assets                                1998         1997
                                                  -------------  ------------
                                                     (Dollars in Millions)

Total Current Assets                                 $4,158.5        $4,805.9
Satellites, net                                       2,843.1         2,643.4
Property, net                                           965.9           889.7
Net Investment in Sales-type Leases                     181.9           337.6
Intangible Assets, Investments and Other Assets, net  4,312.0         3,639.6
                                                     --------        --------
Total Assets                                        $12,461.4       $12,316.2
                                                     ========        ========

                Liabilities and Stockholder's Equity

Total Current Liabilities                            $1,740.2        $1,482.6
Long-Term Debt                                          778.7           637.6
Postretirement Benefits Other Than Pensions,
  Other Liabilities and Deferred Credits              1,646.6         1,724.1
Minority Interests                                      469.0           607.8
    Total Stockholder's Equity (1)                    7,826.9         7,864.1
                                                    ---------       ---------
    Total Liabilities and Stockholder's Equity (1)  $12,461.4       $12,316.2
                                                     ========        ========


* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes. 1997 earnings attributable to General Motors Class H common stock on a per share basis are presented on a pro forma basis for comparative purposes. See Note 4 to the financial statements for further discussion.

(1)General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).



                        HUGHES ELECTRONICS CORPORATION

           Unaudited Summary Pro Forma Financial Data* - Continued

                       Pro Forma Selected Segment Data

                                      Three Months Ended     Nine Months Ended
                                       September 30,           September 30,
                                      ------------------     -----------------
                                        1998       1997        1998    1997
                                        ----       ----        ----    ----
                                               (Dollars in Millions)

Direct-To-Home Broadcast
Total Revenues                        $459.1     $343.7    $1,248.5    $861.0
Operating Loss                        $(61.8)    $(43.3)    $(133.6)  $(158.7)
Depreciation and Amortization          $31.2      $21.2       $77.2     $62.5
Capital Expenditures(1)                $82.0      $24.0      $130.1     $54.2

Satellite Services
Total Revenues                        $186.5     $170.3      $570.6    $432.0
Operating Profit                       $79.1      $71.7      $239.2    $202.9
Operation Profit Margin                 42.4%      42.1%       41.9%     47.0%
Depreciation and Amortization          $56.6      $48.0      $169.8     $91.9
Capital Expenditures (2)              $190.7     $191.0      $605.0    $543.7

Satellite Systems
Total Revenues                        $688.9     $604.3    $1,988.0  $1,748.1
Operating Profit                       $63.8      $53.1      $178.9    $159.7
Operation Profit Margin                  9.3%       8.8%        9.0%      9.1%
Depreciation and Amortization          $12.9       $9.9       $35.1     $27.7
Capital Expenditures                   $18.2      $28.1       $50.5     $68.2

Network Systems
Total Revenues                        $267.7     $216.0      $674.1    $609.4
Operating Income (Loss)                $16.9      $22.4      $(20.2)     $6.1
Operating Profit Margin                  6.3%      10.4%        -         1.0%
Depreciation and Amortization          $11.4       $5.6       $29.8     $21.7
Capital Expenditures                   $10.7      $15.3       $26.4     $33.0

Eliminations and Other
Total Revenues                        $(88.9)    $(76.0)    $(307.9)  $(216.8)
Operating Loss                        $(30.5)     $20.3      $(35.0)     $4.6
Depreciation and Amortization          $(0.8)     $(6.7)      $(2.7)    $(8.5)
Capital Expenditures                  $(21.4)     $74.1      $114.5   $(147.6)

* The Financial Statements reflect the application of purchase accounting adjustments related to GM's acquisition of Hughes. However, as provided in the General Motor's Restated Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. In order to provide additional analytical data, the above unaudited pro forma selected segment data, which exclude the purchase accounting adjustments related to GM's acquisition of Hughes, are presented.

(1)Includes expenditures related to satellites amounting to $38.0 million in the third quarter and nine-month periods of 1998.
(2)Includes expenditures related to satellites amounting to $182.2 million, $180.2 million, $422.2 million and $527.3 million, respectively. Also included in the 1998 nine-month period is $155.5 million related to the early buy-out of satellite sale-leasebacks.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

           Unaudited Summary Pro Forma Financial Data* - Concluded

                      Pro Forma Selected Financial Data

                                       Three Months Ended     Nine Months Ended
                                          September 30,         September 30,
                                       ------------------     -----------------
                                         1998      1997        1998     1997
                                         ----      ----        ----     ----

                                         (Dollars in Millions Except Per
Share Amounts)

Operating profit                       $68       $124        $229      $215
Income from continuing operations
   before income taxes and
   minority interests                  $51        $92        $206      $627
Earnings used for computation
   of available separate
   consolidated net income             $43        $52        $153      $401
Average number of GM Class H
   dividend base shares (1)          399.9      399.9       399.9     399.9
Stockholder's equity                $7,827     $2,941      $7,827    $2,941
Working capital                      2,418        791       2,418       791
Operating profit as a percent
   of revenues                         4.5%       9.9%        5.5%      6.2%
Income from continuing operations before
   income taxes and minority interests
   as a percent of revenues            3.4%       7.3%        4.9%     18.3%
Net income as a percent of revenues    2.8%       4.2%        3.7%     11.7%


*  The  summary  excludes  purchase  accounting   adjustments  related  to  GM's
   acquisition of Hughes.

(1)Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 105.7 million for the third quarter of 1998 and 102.0 million for the third quarter of 1997.




                                 * * * * * *